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                                                                  EXHIBIT (a)(5)



                                                Contact:   Alfred J. Verrecchia
                                                                   401-727-5100
                                                            Renita E. O'Connell
                                                                   401-727-5401


       HASBRO OFFERS TO BUY UP TO 17.25 MILLION SHARES OF ITS COMMON STOCK

         Pawtucket, RI (February 25, 2000) -- Hasbro, Inc. (NYSE:HAS) today announced plans to repurchase up to 17.25 million shares of its common stock, representing approximately 9.1% of its approximately 190.4 million outstanding shares. This repurchase is part of the additional $500 million share repurchase authorization of December 1999.

         The repurchase will be made through a "Modified Dutch Auction" tender offer which will commence Tuesday, February 29 and consist of an offer to purchase 17.25 million shares of its common stock at a purchase price between $15.25 and $17.50 per share net to the seller in cash, without interest. This price range represents a 5.2% premium to a 20.7% premium to the February 24, 2000 closing sales price of $14.50 per share. Based on the minimum and maximum offering prices specified in the offer, the aggregate purchase price if 17.25 million shares are purchased would range from approximately $260 million to $300 million. The company will finance the offer from available cash and credit facilities.

         "Hasbro's future is brighter than ever," said Alan G. Hassenfeld, Chairman and Chief Executive Officer. "We believe our own stock represents one of the most attractive investment opportunities available to us, so we are investing aggressively in our future to enhance shareholder value while preserving financial flexibility."

         The Modified Dutch Auction tender procedure allows shareholders to select the price within the specified range at which each shareholder is willing to sell all or a portion of his or her shares to the company. Based on the number of shares tendered and the prices specified by the tendering shareholders, the company will determine the single per share price within the range that will allow it to buy 17.25 million shares (or such lesser number of shares that are properly tendered) at a price between $15.25 and $17.50 per share net to the seller in cash, without interest. The offer will not be contingent upon any minimum number of shares being tendered. All of the shares that are properly tendered at prices at or below the purchase price determined by the company (and not properly withdrawn) will, subject to possible proration and provisions relating to the tender of "odd lots," be purchased for cash, without interest, at such purchase price promptly after the expiration of the tender offer. All shares purchased in the offer will receive the same price. All other shares that have been tendered and not purchased will be promptly returned to the shareholder. The offer is scheduled to expire at 12:00 Midnight, New York City time, on March 27, 2000, unless extended by the company.
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         The company expects to resume its open market share repurchase program no earlier than 10 business days following completion of the Modified Dutch Auction tender offer, at which time the company anticipates having over $200 million remaining under its $500 million share repurchase authorization of December 1999.

         SHAREHOLDERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS THAT THE COMPANY WILL BE SENDING OUT SHORTLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS TO THE OFFER. SHAREHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM OUR INFORMATION AGENT, D.F. KING & CO., INC., AT 77 WATER STREET, 20TH FLOOR, NEW YORK, NEW YORK 10005, TELEPHONE:
1-888-460-7637. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

         The board of directors of Hasbro has approved the tender offer. However, neither the company nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price or prices at which shareholders may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered. Hasbro's directors and executive officers have advised the company that they will not tender any shares in the tender offer.

         Salomon Smith Barney will serve as the dealer manager for the offer. D.F. King & Co., Inc. will serve as the information agent for the offer.

         Hasbro is a worldwide leader in children's and family leisure time and entertainment products and services, including the design, manufacture and marketing of games and toys ranging from traditional to high-tech. Both internationally and in the U.S., its PLAYSKOOL, KENNER, TONKA, ODDZON, SUPER SOAKER, MILTON BRADLEY, PARKER BROTHERS, TIGER, HASBRO INTERACTIVE, MICROPROSE, GALOOB and WIZARDS OF THE COAST brands and products provide the highest quality and most recognizable play experiences in the world.

Certain statements contained in this release contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as "anticipate", "believe", "expect", "intend", "may", "planned", "potential", "should", "will" and "would". Such forward-looking statements are inherently subject to known and unknown
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risks and uncertainties. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, the Company's ability to manufacture, source and ship new and continuing products on a timely basis and the acceptance of those products by customers and consumers in a competitive product environment; economic conditions, currency fluctuations and government regulation and other actions in the various markets in which the Company operates throughout the world; the inventory policies of retailers, including the continuing trend of concentration of the Company's revenues in the second half and fourth quarter of the year, together with increased reliance by retailers on quick response inventory management techniques, which increases the risk of underproduction of popular items, overproduction of less popular items and failure to achieve tight and compressed shipping schedules; the impact of competition on revenues, margins and other aspects of the Company's business, including the ability to secure, maintain and renew popular licenses and the ability to attract and retain talented employees in a competitive environment; market conditions, third party actions or approvals and the impact of competition that could delay or increase the cost of implementation of the Company's Consolidation Program or alter the Company's actions and reduce actual results; the risk that anticipated benefits of acquisitions may not occur or be delayed or reduced in their realization; and with respect to the Company's on-line game site initiative, technical difficulties in adapting games to on-line format and establishing the on-line game site that could delay or increase the cost of the site becoming operational; the acceptance by consumers of the games and other products and services to be offered at the site; competition from other on-line game sites and other game playing formats; the fact that the current business model for on-line games is experimental, and on-line revenues may not be sufficient to cover the significant advertising expenditures required or the support, service and product enhancement demands of on-line users. The Company undertakes no obligation to make any revisions to the forward-looking statements contained in this release or to update them to reflect events or circumstances occurring after the date of this release.